UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

AMBASE CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

0231647106

(CUSIP Number)

BARC Investments, LLC
c/o Barry M. Strauss Assoc. LTD
307 Fifth Avenue, 8th Floor
New York, NY, 10016
212-779-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box        ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 0231647106

1	NAMES OF REPORTING PERSONS
BARC Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
59,860,151 (1)

	8	SHARED VOTING POWER
--

	9	SOLE DISPOSITIVE POWER
59,860,151 (1)

	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,860,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of October 31, 2023, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

1	NAMES OF REPORTING PERSONS
Alessandra F. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--

	8	SHARED VOTING POWER
59,860,151 (1)

	9	SOLE DISPOSITIVE POWER
--

	10	SHARED DISPOSITIVE POWER
59,860,151 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,860,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of October 31, 2023, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024..

1	NAMES OF REPORTING PERSONS
Christina A. Bianco

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--

	8	SHARED VOTING POWER
59,860,151 (1)

	9	SOLE DISPOSITIVE POWER
--

	10	SHARED DISPOSITIVE POWER
59,860,151 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,860,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of October 31, 2023, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

1	NAMES OF REPORTING PERSONS
Richard A. Bianco, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--

	8	SHARED VOTING POWER
59,860,151 (1)

	9	SOLE DISPOSITIVE POWER
--

	10	SHARED DISPOSITIVE POWER
59,860,151 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,860,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
These shares are directly beneficially owned by BARC Investments, LLC (“BARC Investments”). Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

(2)
Based on 40,737,751 shares of the Company's common stock issued and outstanding as of October 31, 2023, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2023, and the issuance and sale of 44,200,460 shares of common stock in a private placement by the Company completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of AmBase Corporation, a Delaware corporation (the “Issuer” or “AmBase”) as filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2009, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC on March 8, 2024 and Amendment No. 2 to Schedule 13D as filed with the SEC on April 1, 2024 (as so amended, the “Schedule 13D”).  The principal executive office of AmBase is located at 7857 West Sample Rd., Suite 134, Coral Springs, Florida 33065. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds and Other Considerations.

Item 3 of the Schedule 13D is amended and supplemented as follows:

On April 30, 2024, BARC Investments, LLC completed the purchase of 909,691 shares of Common Stock in an unsolicited, private acquisition from a single institutional investor for a purchase price of $0.21 per share.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

All of the percentages of beneficial ownership  of the Reporting Persons set forth in this Schedule 13D are based on 40,737,751 shares of the Company's common stock issued and outstanding as of October 31, 2023, as reported in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2023, and the issuance and sale of 44,200,460 shares of common stock in the Equity Offering completed on April 1, 2024 as disclosed in the Company’s Current Report on Form 8-K as filed with the SEC on April 1, 2024.

As of April 30, 2024, BARC Investments beneficially owned 59,860,151 shares of the Common Stock of the Issuer, representing approximately 70.5% of the Issuer’s outstanding shares of Common Stock.  Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., as managing members of BARC Investments, share voting and dispositive power with respect to shares held by BARC Investments. Pursuant to Rule 13d-4, each of Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. disclaims beneficial ownership of the shares beneficially owned by BARC Investments to the extent he or she does not have a pecuniary interest in such shares.

All of the shares of Common Stock of the Issuer were acquired by BARC Investments for investment purposes.

Item 7.	Materials to be Filed as Exhibits.

1.
Joint Filing Agreement by and among BARC Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr., dated March 26, 2009 (previously filed with the Schedule 13D on March 26, 2009).

[The remainder of this page is left blank intentionally.]

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2024

BARC Investments, LLC

By:	/s/ Alessandra F. Bianco
Alessandra F. Bianco, Managing Member
/s/ Christina A. Bianco
Christina A. Bianco, Managing Member
/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr., Managing Member

/s/ Alessandra F. Bianco
Alessandra F. Bianco

/s/ Christina A. Bianco
Christina A. Bianco

/s/ Richard A. Bianco, Jr.
Richard A. Bianco, Jr.

EXHIBIT INDEX

Exhibit

1.
Joint Filing Agreement by and among BARC Investments, Alessandra F. Bianco, Christina A. Bianco, and Richard A. Bianco, Jr. , dated March 26, 2009 (previously filed with the Schedule 13D on March 26, 2009).